UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 10, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

This Form 6-K consists of the new release which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

10 January 2020

News Release

Changes to the UBS Board of Directors

Nathalie Rachou and Mark Hughes to be nominated for election to the UBS Board of Directors of UBS Group AG at the forthcoming Annual General Meeting. David Sidwell and Isabelle Romy not standing for re-election.

Zurich, 10 January 2020 – The UBS Board of Directors of UBS Group AG announced today that it will nominate Nathalie Rachou and Mark Hughes for election to the Board at the Annual General Meeting on 29 April, 2020. David Sidwell and Isabelle Romy will not stand for re-election. David Sidwell will have completed a twelve year term of office and Isabelle Romy has decided to step down after eight years on the UBS Board.

Nathalie Rachou (born 1957) has been a member of the Board of Directors at Société Générale and will step down from that position on 19 May, 2020 – a position she has held for twelve years. In 1999, she founded Topiary Finance Ltd., an asset management company based in London that merged with the investment company Rouvier Associés in 2014. She retains a role as senior advisor to the firm. From 1978 to 1999, she held a number of positions within Banque Indosuez and Crédit Agricole Indosuez, including roles in capital markets and as Chief Operating Officer of the brokerage subsidiary of Banque Indosuez. She graduated from HEC in Paris with a master's degree in management and holds an executive MBA from Insead. Nathalie Rachou is a French citizen.

Mark Hughes (born 1958) was Group Chief Risk Officer of Royal Bank of Canada (RBC) from 2014 to 2018 and is currently chair of the Global Risk Institute and a visiting lecturer at Leeds University. He joined RBC in 1981 and spent his entire career working for the bank in Canada, the US and the UK. He held various senior leadership positions such as Chief Operating Officer Capital Markets and Head of Global Credit. For more than 20 years, Mark Hughes has served on RBC's subsidiary boards. Mark Hughes received his MBA in finance from Manchester Business School and his LLB from Leeds University, both in England. He is a Canadian, UK and US citizen.

UBS Chairman Axel Weber commented: "I am very pleased to announce the nomination of Nathalie Rachou and Mark Hughes for election to the Board. They will add a wealth of knowledge and experience from across the banking sector and geographies, with a particularly deep understanding of risk management. I look forward to working with them on the UBS Board."

"David has been an important pillar of the Board through a challenging period in the firm's history, serving as chair of the Risk Committee, Senior Independent Director, Vice Chairman, and a member of the Governance and Nominating Committee. He has been instrumental in the strategic repositioning of UBS and has contributed greatly to the fundamental improvements in the firm's risk and control frameworks," says Axel Weber. "Isabelle has contributed her excellent legal expertise to the Board and served as a member of the Audit Committee as well as Governance and Nominating Committee. We thank both David and Isabelle for their commitment, invaluable collaboration and outstanding service, and wish them all the best for their future endeavors."

UBS Group AG, News Release, 10 January-2020                                                                                                                                 Page 1 of 2

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

UBS Group AG and UBS AG

Investor contact

Switzerland:     +41-44-234 41 00

Media contact

Switzerland:     +41-44-234 85 00

UK:                  +44-207-567 47 14

Americas:         +1-212-882 58 58

APAC:              +852-297-1 82 00

www.ubs.com/media

UBS Group AG, News Release, 10 January-2020                                                                                                                                Page 2 of 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and on Form F-4 (Registration Number 333-234705), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; and 333-230312), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  January 10, 2020